June 13, 2017

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-13653

Dear Mr. Rosenberg:

As requested during our May 30, 2017 phone conversation with the Staff, American Financial Group, Inc. (“AFG” or the “Company”) hereby presents supplemental information to our May 11, 2017 response to the Staff's comment in your letter dated April 27, 2017, regarding the above-referenced filing.

Notes to Consolidated Financial Statements
O. Insurance, page F-43

1.
You disclose on page 39 that your foreign operations relate primarily to Neon Underwriting Limited (Neon), a wholly-owned UK-based Lloyd’s insurer. Please explain why the claims data related to these operations have been excluded from your claims development tables beginning on page F-47 and instead included in your reconciliation on page F-46. In this regard, to the extent that you determined your reserve for foreign operations was insignificant in the context of ASC 944-40-50-4H, explain how you made this determination.

Company Response – Supplemental Information:
The following is a supplement to the information provided in our response letter dated May 11, 2017.

Measuring significance from a statement of earnings perspective
As indicated in our written response dated May 11, 2017, insurance reserves of Neon Underwriting Limited and Hudson Indemnity, Ltd. represented 7% and 4%, respectively, of AFG’s overall liability for unpaid losses and loss adjustment expenses (net of reinsurance) at December 31, 2016. Per the Staff’s request during our May 30, 2017 phone conversation, the following table presents the portion of AFG’s consolidated losses and loss adjustment expenses (line item on our GAAP

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
June 13, 2017

Statement of Earnings) related to the Neon and Hudson operations for each of the last five calendar years (dollars in millions):

	2016		2015		2014		2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Neon Underwriting Limited	$201	7%	$159	6%	$116	5%	$89	4%	$90	5%
Hudson Indemnity, Ltd.	174	6%	164	6%	147	6%	131	6%	99	5%
All other	2,387	87%	2,372	88%	2,231	89%	1,820	90%	1,684	90%
	$2,762	100%	$2,695	100%	$2,494	100%	$2,040	100%	$1,873	100%

The table above highlights the consistency between the portion of AFG’s losses and loss adjustment expenses from the Neon and Hudson businesses and those businesses’ contribution to AFG’s liability for unpaid losses and loss adjustment expenses. Measuring significance based on losses and loss adjustment expenses would not change management’s conclusion of significance for this disclosure. As noted in our previous response, although “insignificant” is not defined in ASC 944, AFG believes that a 10% threshold is a reasonable quantitative indicator of significance and that such measure of significance is consistent with other GAAP and SEC guidance.

Additional Information on Neon Underwriting Limited and Hudson Indemnity, Ltd.
Neon Underwriting Limited is a wholly-owned, London-based Lloyd’s insurer. As a participant in the Lloyd’s marketplace, Neon offers a wide spectrum of coverages to insureds around the world. Neon’s current areas of focus include property, marine and professional indemnity coverages.

Hudson Indemnity, Ltd. is a Cayman Islands-based subsidiary used to facilitate our National Interstate subsidiary’s alternative risk transfer (captive) business. Business written through Hudson relates primarily to truck transportation, passenger transportation, and moving and storage insurance products for insureds located in the United States.

Due to the differences in coverage types and geographical focus, management does not believe that a loss development table combining these foreign operations would be beneficial to users of AFG’s financial statements or consistent with the guidance in ASC 944.

* * * * * * * *
If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 369-3696.

American Financial Group, Inc.

BY: /s/ Joseph E. (Jeff) Consolino
       Joseph E. (Jeff) Consolino
       Executive Vice President and
       Chief Financial Officer

cc:    Ms. Ibolya Ignat
         Ms. Angela M. Connell